For Immediate Release

CNOOC Ltd. Made New Discovery in Bohai Bay

(Hong Kong, October 6, 2008) - CNOOC Limited (the “Company" or “CNOOC Ltd.”, NYSE: CEO, SEHK: 0883) announced today that the company made a new discovery Bozhong (BZ) 35-2, which accomplished a new achievement in our oil and gas exploration activities in Bohai Bay. The discovery well BZ35-2-2 has successfully completed its drilling process.

BZ 35-2-2 is located at the east of Yellow River Mouth Sag. The well penetrated oil pay zones with total thickness of 31.2 meters, and it was drilled to a total depth of 3,235 meters，with water depth of about 20 meters.

During the drill stem test, the well was tested to flow at an average rate of 560 barrels of oil per day from the oil zones via 7.94mm and 9.53mm chokes, and approximately 32,000 cubic feet of gas per day.

Mr. Zhu Weilin, Executive Vice President of the Company and General Manager of Exploration Department commented, “Our exploration activities in the hydrocarbon-rich Bohai Bay are effective and well rewarded. Ever since 2008, the Company has made several oil and gas discoveries, such as BZ35－2, KL3-2 and KL 10-1 in the area. We will continue our exploration arrangements here to fuel its potentials.”

CNOOC Ltd. holds 100% interests of the new discovery.

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Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

This press release includes “forward-looking statements” within the meaning of the

United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results.  The words “believe,” “intend,” “expect,” “anticipate,” “project,” “estimate,” “plan,” “predict” and similar expressions are intended to identify such forward-looking statements.  These statements are based on assumptions and analyses made by us that we believe are reasonable under the circumstances.  However, whether actual results and developments will meet our expectations and predictions depend on a number of risks and uncertainties which could cause our actual results, performance and financial condition to differ materially from our expectations.  For a description of these and other risks and uncertainties, please see the documents we file from time to time with the United States Securities and Exchange Commission, including our 2007 Annual Report on Form 20-F filed on June 26, 2008.

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For further enquiries, please contact:

Mr. Xiao Zongwei
General Manager of Investor Relations Department
CNOOC Limited
Tel: +86-10-8452-1646
Fax: +86-10-8452-1441
E-mail: xiaozw@cnooc.com.cn

Ms. Sharon Fung
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8082
Fax: +852-2510-8199
E-mail:  Sharon.fung@knprhk.com